Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 2, 2026

Relating to Preliminary Prospectus Supplement dated February 2, 2026 and

Prospectus dated June 18, 2024

Registration No. 333-278658

CĪON Investment Corporation
$125,000,000

7.50% Notes Due 2031

Pricing Term Sheet
February 2, 2026

The following sets forth the final terms of the 7.50% Notes due 2031 (the “Notes”) being offered pursuant to the preliminary prospectus supplement dated February 2, 2026, together with the accompanying prospectus dated June 18, 2024 (the “Preliminary Prospectus”). This pricing term sheet should be read together with the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	CĪON Investment Corporation (the “Company”)
Title of the Securities:	7.50% Notes due 2031
Rating:*	BBB (low) (Morningstar)
Initial Aggregate Principal Amount Being Offered:	$125,000,000 aggregate principal amount
Over-Allotment Option:	Up to $18,750,000 aggregate principal amount of Notes on or before March 4, 2026 solely to cover over-allotments, if any
Price to the Public (Issue Price):	$25.00 per Note
Principal Payable at Maturity:	100% of the aggregate principal amount
Type of Note:	Unsecured fixed rate notes
Listing:	The Company intends to list the Notes on the NYSE within 30 days of the original issue date
Stated Maturity Date:	March 31, 2031
Interest Rate:	7.50%
Underwriting Discount:	3.00% (or $3,750,000 total assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	97.00% (or $121,250,000 total assuming the over-allotment option is not exercised)
Day Count Basis:	360-day year of twelve 30-day months
Trade Date:	February 2, 2026
Settlement Date:**	February 9, 2026 (T+5)
Date Interest Starts Accruing:	February 9, 2026
Interest Payment Dates:	Every March 30, June 30, September 30 and December 30 commencing March 30, 2026. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment
Interest Periods:	The initial interest period will be the period from and including February 9, 2026, to, but excluding, March 30, 2026, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be
Specified Currency:	U.S. Dollars
Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or the place of payment are authorized or required by law or executive order to close
Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after March 31, 2028, upon not less than 30 days’ nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to but not including the date fixed for redemption
CUSIP/ISIN	17259U 402 / US17259U4022
Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc., a Stifel Company B. Riley Securities, Inc. Lucid Capital Markets, LLC Oppenheimer & Co. Inc.
Trustee, Paying Agent and Security Registrar:	U.S. Bank Trust Company, National Association

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes any date prior to one business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes should consult their own advisor prior to the closing.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of CION Investment Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about CION Investment Corporation and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of CION Investment Corporation and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

CĪON Investment Corporation has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents CĪON Investment Corporation has filed with the SEC for more complete information about CĪON Investment Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CĪON Investment Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-966-1559).